PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, July 5, 2004

CLOSING OF TRANSACTION WITH SEQUOIA
RENEWAL OF LONG-TERM COLLECTIVE AGREEMENT AT THE NIOBEC MINE

Closing of the transaction with Sequoia

Cambior Inc. is pleased to announce that it has completed the merger transaction with Sequoia Minerals Inc. ("Sequoia"). Cambior becomes the sole owner of the Niobec mine located in St-Honoré in northeastern Québec and has assumed the management of the operation of the mine.

Renewal of the collective agreement for a period of four years

Cambior is also pleased to announce that it has concluded an agreement with the 185 unionized workers of the Niobec mine for a period of four years, retroactive to May 1, 2004 and ending April 30, 2008. The hourly employees, as well as the clerical and technical employees, who are represented by the United Steelworkers of America, will receive wage increases totaling approximatively 10% over the next four years. The offer also includes improvements to several benefits. Cambior appreciates the efforts of the parties involved in arriving at an agreement for the long-term renewal of the collective agreement.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677- 3382
email: info@cambior.com
Internet: www.cambior.com
PR-2004-14